THIRD QUARTER REPORT

FOR THE NINE MONTHS ENDED
SEPTEMBER 30, 2003

5985 McLaughlin Road
Mississauga, Ontario
Canada L5R 1B8
Phone: 905.361.3660
Fax: 905.361.3626
www.hydrogenics.com

5985 McLaughlin Road Mississauga, Ontario Canada L5R 1B8 Phone: 905.361.3660 Fax: 905.361.3626 www.hydrogenics.com

Third Quarter Report to Shareholders

We are pleased to present our third quarter 2003 report to shareholders. In addition to demonstrating sustainable growth in revenues, we are particularly pleased with our record gross margins during the quarter and our record level of confirmed order backlog, which now exceeds $17 million.

Product advancement was also a strong theme this quarter. We unveiled advanced product initiatives in all areas of our business — test systems, power modules and hydrogen generation. This is evidence of our goal to cultivate a balanced portfolio of complementary fuel cell products and services. We expect that our portfolio approach to product and technology development will result in the diversification of revenues, which we believe is important to consistent and sustainable growth at this early stage of fuel cell development. By leveraging our expertise in the development of premium power products across a common platform of power product modules and test equipment, we expect to create new market opportunities for growth while staying close to our core competencies.

Our 2003 Goals

It goes without saying that our ultimate goal is to create shareholder value through sustainable growth strategies and responsible business practices. In view of the accomplishments that we are reporting this third quarter and year-to-date, we believe that we are delivering on this ultimate goal in a fashion that is distinct among our peers in the fuel cell sector.

Our collective goals for 2003 are highlighted under the broad headings:

1.	Commercial Sustainability
2.	Strategic Alliances
3.	Commercial Fuel Cell Products
4.	Global Reach

Commercial Sustainability

Our first and primary goal is always “commercial sustainability”. This goal reflects our desire to achieve sustainable growth and become the first fuel cell company to achieve breakeven operating cash flow. One metric that reflects our active pursuit of this goal is a comparison of

HYDROGENICS CORPORATION

our combined SG&A and net R&D to revenues and gross margins. We are pleased that our year-to-date combined SG&A and net R&D expense has grown at a slower rate than that of revenues and gross margin. For the first nine months of 2003 our combined SG&A and net R&D grew by 80%, while revenues and gross margins grew by 107% and 121%, respectively. This reflects our effort to grow higher-margin revenue streams and to match our investment in SG&A and net R&D to the adoption rate and the developmental pace of fuel cell technology. Also related to commercial sustainability, we are reporting a year-to-date improvement in productivity that is best reflected in the increase of our annualized revenue per employee to $110,000 for the first nine months of 2003, compared with approximately $80,000 for all of 2002. In addition to this improved productivity, we recorded $2.1 million in government grants during the first nine months of 2003. These grants are not recorded as revenues but rather as an offset to our gross R&D expense.

In order to effectively identify high-value, high-margin segments of the fuel cell market, we continue to focus on customer applications which are currently under-satisfied by incumbent technologies and which demand new capabilities that fuel cells can provide. By targeting these premium power applications we expect to achieve our goal of driving growth with healthy gross profits.

Strategic Alliances

We believe strategic relationships are fundamental to our goal of commercializing fuel cell technology as they provide access to capital, technology and market distribution channels. During the quarter we continued to work closely with John Deere to integrate our HyPM power module technology into a variety of John Deere demonstrator vehicles. In August, as part of our three-year demonstration initiative with the City of Toronto, Hydrogenics and John Deere jointly demonstrated a John Deere fuel cell demonstrator vehicle at the Canadian National Exhibition. Subsequent to quarter end, we announced our participation in two government-funded initiatives for early-adopting markets: one funded by the U.S. Department of Energy (DOE), and the other funded through Sustainable Development Technology Canada (SDTC). In both cases, we have teamed up with new corporate partners. We continue to pursue market channels for our technology with market leaders and we look forward to introducing more strategic relationships in upcoming quarters.

Commercial Fuel Cell Products

Our strong research and development efforts have culminated in significant product advancements this quarter. Hydrogenics’ 50 kW HySTAT stationary power generator/hydrogen refueler was successfully demonstrated in August at the Canadian National Exhibition as part of our three-year demonstration project with the City of Toronto.

HYDROGENICS CORPORATION

The HySTAT unit is based on natural gas reforming and was developed with funding from the Canadian government. The demonstration highlighted the refueling capabilities of the HySTAT unit, as the unit provided the daily hydrogen needs of the John Deere fuel cell demonstrator vehicle. Since Hydrogenics’ acquisition of Greenlight in January of this year, our test station product development team has been working toward the launch of a new test station that incorporates the best features of both product lines. This effort culminated in the launch of the FCATS G500 at the 2003 Fuel Cell Seminar in Miami. At this same event we also launched a commercial version of our HyPM 10 power module, reflecting the significant strides in performance and durability the power module has achieved over the last two quarters.

Global Reach

Through Greenlight, we continue to expand our global reach by adding new domestic and international test equipment customers. The Asia-Pacific region continues to aggressively pursue advancements in the technology and this is reflected in new and repeat sales in this region. We now have an installed base of approximately 400 test stations worldwide, serving more than 55 customer sites. To date, our power module sales have been to North American customers.

Settlement of Lawsuit

During the third quarter, we received a favorable ruling in a patent infringement lawsuit brought against us in Federal Court in Houston, Texas. The suit accused Hydrogenics of infringing two United States patents relating to fuel cell testing. The court ruling established that Hydrogenics did not infringe either of the asserted patents as a matter of law. We have received a settlement in the form of a promissory note from the plaintiff of $0.5 million which will be recognized as a recovery of SG&A expenses when the cash is collected in future periods.

Outlook

Confirmed orders in excess of $17 million and strong sales quotation activity indicate that our annual revenue guidance can still be achieved on a run-rate basis. However, due to timing of revenue recognition and tight delivery deadlines around year-end — revenues are more likely to be in the range of $28 million to $30 million, with a strong backlog flowing into 2004. We remain confident that in spite of this lower revenue guidance, we will be able to achieve our target for combined gross profits and government grants. We are pleased with our year-to-date corporate progress and are looking forward to a strong finish for 2003.

Financial Results — Discussion and Analysis

The following sets out management’s discussion and analysis of our financial position and results of operations for the

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three and nine months ended September 30, 2003 and 2002. The information is intended to assist our readers in analyzing our financial results, and should be read together with our unaudited consolidated interim financial statements for the three and nine months ended September 30, 2003 and 2002, and our audited annual consolidated financial statements for the year ended December 31, 2002 and the accompanying notes therein.

All financial information is reported in U.S. dollars unless otherwise noted. Our unaudited consolidated interim financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP). Canadian GAAP differs in some respects from U.S. GAAP and the measurement differences affecting us have been disclosed in note 13 to our financial statements.

Certain statements in this quarterly report may constitute “forward-looking” statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Law of 1995. Such forward-looking statements are based on management’s current expectations, beliefs, intentions or strategies for the future, which are indicated by words such as “may, expects, intends, anticipates, believes, estimates and forecasts” and other similar words. All forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Such factors include, among other things: technological changes or changes in the competitive environment adversely affecting the products, markets, revenues or margins of our business; changes in general economic, financial or business conditions adversely affecting the business or the markets in which we operate; our ability to attract and retain customers and business partners; our ability to effectively integrate acquired companies; our ability to provide capital requirements for product development, operations and marketing; and, our dependency on third party suppliers. Investors are expected to review the section in Management’s Discussion and Analysis in our 2002 Annual Report entitled “Business Risks” for a more complete discussion of factors that could affect Hydrogenics’ future performance.

Overview

We are a leading developer and manufacturer of fuel cell and related technologies for clean power generation. Our principal business is the development and commercialization of proton exchange membrane, or PEM, fuel cell test stations, PEM fuel cell stacks and PEM fuel cell power generation systems for portable, stationary and mobile applications. We are also beginning to develop and manufacture hydrogen generation products to complement our fuel cell product development initiatives, which include PEM electrolyzer stacks, PEM electrolyzer refuelling systems and reformer based hydrogen generation systems.

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Our business is divided into two segments:

Fuel Cell Test and Diagnostic Equipment. Our commercial series of fuel cell testing and diagnostic equipment are used to develop fuel cell technology by simulating, monitoring and controlling the effect of power load, temperature, pressure, humidification and potential contaminants on a fuel cell and to measure the effect of changes in these variables on fuel cell performance. This equipment has become a critical tool for fuel cell technology developers, allowing fuel cell stacks to operate as part of a fully integrated power system.

Fuel Cell Power Products. We are developing a comprehensive portfolio of fuel cell products which includes fuel cell stacks, scalable fuel cell power modules and stand alone fuel cell systems. We are also beginning to develop hydrogen generation devices. Our principal commercial product line is scalable fuel cell power modules that have been developed to allow “plug and play” integration into our own fuel cell products or those of OEMs. In addition, we are developing certain complete fuel cell system products for specific end-use markets. Our complete fuel cell systems cover a range of portable, auxiliary power, mobile and stationary power applications in the 500 watt to 50kW range. Through this business unit we also provide system integration and engineering services to select partners and customers.

Accounting Policies

Our accounting policies are detailed in note 2 of the audited consolidated financial statements for the year ended December 31, 2002. The accounting policies used in the unaudited financial statements for the period ended September 30, 2003 are unchanged from those noted above, except we are now reporting additional segmented information.

The adoption of new accounting standards is described in note 3 of the unaudited consolidated interim financial statements, with key changes highlighted below.

(a)   Guarantees

We have adopted the newly issued CICA Accounting Guideline No. 14 (“AcG 14”) relating to disclosure of guarantees. AcG 14 requires disclosure of key information about certain types of guarantee contracts that may require payments contingent on specified types of future events. The guideline is effective for periods beginning on or after January 1, 2003. Adoption of this new standard did not have an impact on our financial position, results of operation or cash flows for the nine months ended September 30, 2003. Additional disclosures required by AcG 14 have been provided in the financial statements.

For U.S. GAAP purposes, we have adopted the newly issued FASB Financial Interpretation No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including

HYDROGENICS CORPORATION

Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57 and 107” (“FIN 45”). FIN 45 requires that, effective for years beginning after September 15, 2002, a guarantor recognizes, at the inception of a guarantee, a liability for the fair value of the obligations it has undertaken in issuing the guarantee. Adoption of this new standard did not have an impact on our financial position, results of operation or cash flows for the nine months ended September 30, 2003.

(b)   Asset retirement obligations

The Company adopted the newly issued FASB SFAS No. 143, Accounting for Asset Retirement Obligations. This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. Adoption of this new standard did not have an impact on our financial position, results of operation or cash flows for the nine months ended September 30, 2003.

(c)   Extinguishment of debt

We have adopted the newly issued FASB SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections”. This standard updates, defines and simplifies several existing accounting pronouncements. For fiscal years beginning after May 15, 2002, gains and losses from extinguishment of debt are no longer required to be treated as an extraordinary item, net of income taxes. Adoption of this new standard did not have an impact on our financial position, results of operation or cash flows for the nine months ended September 30, 2003.

(d)   Exit and disposal activities

We have adopted the newly issued FASB SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. Under this standard, exit costs and restructuring liabilities generally will be recognized only when incurred. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. Adoption of this new standard did not have an impact on our financial position, results of operation or cash flows for the nine months ended September 30, 2003.

Basis of Presentation

Revenue Recognition. We generate revenue through the sale of our products such as fuel cell test stations, power modules and fuel cell system components. We also generate revenue by providing our customers system integration, engineering and testing services. Revenues related to the sale of fuel cell test stations, power modules and fuel cell

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system components are generally recognized when there is persuasive evidence of an arrangement, goods have been delivered, title has passed to the customer, consideration is fixed and determinable, and collection is reasonably assured. Where customer acceptance clauses are considered to be substantive, revenue is deferred until customer acceptance is received. Revenues relating to system integration, engineering and testing services are generally recognized as services are rendered.

Where we have long-term contracts with a customer, revenues are recognized under the percentage-of-completion method, whereby revenues and profits are recognized on a pro rata basis in relation to contract costs incurred. An example of such a contract would be in connection with a demonstration project spanning multiple quarters.

On occasion, we enter into sales-type lease arrangements with our customers in connection with the provision of our products. Where we derive revenues from those arrangements, revenues are recognized when all the following criteria are met: persuasive evidence of an agreement exists, goods have been delivered, consideration is fixed and determinable and collection is reasonably assured.

We report our revenues in two segments: test and power products. Test revenues include revenues related to the manufacturing and sale of test equipment, upgrades to test equipment and in-house testing of customer supplied components. Power products revenues include revenues related to systems integration, fuel cell stacks, power modules, auxiliary power modules and engineering services. Power products revenues from engineering services are derived solely from our long term contract with General Motors, pursuant to which we provide technician and support services to General Motors in connection with its fuel cell program.

Foreign Currency Translation. As a result of increased U.S. dollar denominated transactions, effective January 1, 2002 the U.S. dollar was adopted as our functional currency. This change was applied prospectively. Monetary assets and liabilities denominated in currencies other than U.S. dollars are translated at the rate of exchange at the end of each period. Non-monetary assets are translated at historical rates of exchange. Revenues and expenses denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rate of exchange on the date of the transaction, except for depreciation and amortization which are translated at historical rates. Translation gains and losses primarily arise from the translation of Canadian dollar denominated monetary assets and liabilities and although unrealized are reflected in the results of operations.

Stock-Based Compensation. Effective January 1, 2002, we adopted the new Canadian GAAP standard for reporting stock-based compensation. This standard applies to all

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awards granted on or after January 1, 2002 and requires the fair value based method of accounting for direct awards of stock to employees and equity instruments granted to non-employees. For stock options granted to employees, this standard allows either the recognition of compensation expense based on the estimated fair value at the date of grant or, alternatively, note disclosure of pro-forma net earnings and earnings per share data as if the stock-based compensation had been recognized. We have opted for note disclosure of the pro-forma net earnings and earnings per share.

Cost of Revenues. Cost of revenues consists primarily of materials and direct labor, relating to engineering, design and build. The costs of providing engineering services, although heavily oriented towards research and development activities, are matched with corresponding revenues and are included in cost of revenues.

Selling, General and Administrative (SG&A). SG&A consists primarily of wages and salaries relating to our sales, marketing and corporate staff, professional fees, travel, insurance and facilities costs.

Research and Development (R&D). R&D expenses consist of materials, labor costs and benefits, legal fees for the protection of intellectual property and overhead attributable to R&D activity.

R&D Grants. R&D grants include government funding and monies received under joint development agreements. We are actively pursuing government funding opportunities. Government agencies are increasingly expected to play a key role in support of the necessary technology and product demonstrations required to bring fuel cells to commercialization. The Canadian government represents our primary source of R&D grants and the value fluctuates significantly from year-to-year as programs wind down and new programs commence at varying schedules. R&D grants are accounted for as a reduction of expense in our consolidated statements of operations and are not included in revenues.

Amortization of Intangible Assets. The majority of operating expenses recorded as amortization of intangible assets is attributable to the amortization of intangible assets that we purchased from General Motors in October 2001. Pursuant to that transaction we purchased a perpetual royalty free intellectual property license to use certain fuel cell stack technology, in exchange for common shares and share purchase warrants in Hydrogenics. The value of acquired intellectual property and the corresponding expected life of this asset were estimated by management with verification from an independent valuator.

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Comparison of the Three Months and Nine Months Ended September 30, 2003 and 2002

Revenues increased by $1.1 million, or 25%, to $5.5 million for the three months ended September 30, 2003 from $4.4 million for the same period in 2002. Revenues increased by $10.8 million, or 108%, to $20.8 million for the nine months ended September 30, 2003, from $10.0 million for the nine months ended September 30, 2002. The increase in revenues for the nine month period is primarily attributable to a significant increase in test revenues, which was accomplished while in the midst of the integration of Greenlight.

Test revenues were $3.5 million, or approximately 64% of total revenues, for the three months ended September 30, 2003. Test revenues were $15.9 million for the nine months ended September 30, 2003, or approximately 76% of total revenues.

Power products revenues were $2.1 million, or approximately 38% of total revenues, for the three months ended September 30, 2003. Power products revenues were $4.9 million for the nine months ended September 30, 2003, or approximately 24% of total revenues. Revenues from engineering services represented $2.9 million or 59% of power products revenues for the nine months ended September 30, 2003. In 2003 we expect power products revenues to be skewed heavily towards the second half of the year. Due to the early development stage of the markets for our power products we expect power products revenues to fluctuate significantly from period to period.

Cost of revenues was $3.6 million for the three months ended September 30, 2003 compared with $2.9 million for the same period in 2002. Cost of revenues increased $6.9 million, or 100%, to $13.8 million for the nine months ended September 30, 2003, compared with $6.9 million for the nine months ended September 30, 2002. This increase is directly related to the increase in the revenues for the same period.

Gross profits were $1.9 million, or 35% of revenues, for the three months ended September 30, 2003 compared with $1.5 million, or 34%, of revenues for the same period in 2002. Gross profits increased by $3.8 million, or 122%, to $6.9 million for the nine months ended September 30, 2003, compared with $3.1 million for the nine months ended September 30, 2002. Gross margins as a percentage of revenues were slightly improved for the nine month period at 33% compared with 31% for the same period in the prior year. The increase in gross profits is primarily attributable to the increase in revenues for the nine month period. The gross margin as a percentage of revenues fluctuates based on the mix of products or services sold, and the power range of equipment. The increase in gross margin percentage for the nine month period is primarily attributable to the higher proportion of test revenues.

HYDROGENICS CORPORATION

Selling, general and administrative expenses (SG&A) were $3.2 million for the three months ended September 30, 2003, up 80%, compared with $1.8 million for the same period in 2002. SG&A expenses increased $4.4 million, or 100%, to $8.8 million for the nine months ended September 30, 2003, compared with $4.4 million for the nine months ended September 30, 2002. The increase in SG&A expenses is primarily attributable to the acquisition of Greenlight, increased wages and salaries relating to our sales, marketing and corporate staff, increased insurance costs, higher legal costs and expanded business activities as we grow our marketing efforts. Non-recurring legal expenses of approximately $1.5 million have been incurred over the past two fiscal years in defence of a patent infringement lawsuit with $1.0 million having been incurred in the nine month period ending September 30, 2003. Excluding the effects of these non-recurring legal costs SG&A expenses would have been $7.8 million for the first nine months of 2003 compared with $4.2 million for the first nine months of 2002. Although recovery of $0.5 million was received from the plaintiff in the form of a promissory note received during the third quarter, no corresponding reduction was taken to SG&A expenses. The recovery has been recorded as a contingent gain, to be booked as a reduction to SG&A in the future when we receive the cash.

Certain SG&A synergies are being realized as a result of the integration of Greenlight with Hydrogenics. We expect SG&A to grow at a slower rate than the anticipated increase in gross profits as the completion of the integration yields economies of scale and improved productivity.

Research and development (R&D) expenses were $2.1 million for the three months ended September 30, 2003, up 50%, compared with $1.4 million for the same period in 2002. R&D expenses increased $3.2 million, or 94%, to $6.6 million for the nine months ended September 30, 2003 compared with $3.4 million for the nine months ended September 30, 2002. There has been a significant increase in R&D expenditures during the nine month period related to our emerging power products business including development activity related to our 10 kW power module and hydrogen generation initiatives. Specific R&D activities during the first nine months of 2003 include but are not limited to: the NRCan bus project, the development of our 10kW power module, the HySTAT demonstration project for the City of Toronto, the development of our electrolyzer, vehicle-to-grid research and development initiatives, and re-fueling initiatives.

R&D grants were $0.9 million for the three months ended September 30, 2003, compared with $0.1 million for the same period in 2002. R&D grants increased $1.7 million, or 425%, to $2.1 million for the nine months ended September 30, 2003, compared with $0.4 million for the nine months ended September 30, 2002. This increase reflects

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the impact of new programs which received funding during the nine month period including the NRCan bus project and the HySTAT demonstration project for the City of Toronto. R&D grants combined with gross profits totaled $2.8 million for the third quarter and $9.1 million for the year-to-date.

Depreciation of property, plant and equipment expense was $0.5 million for the three months ended September 30, 2003, compared with $0.3 million for the same period in 2002. Depreciation of property, plant and equipment expense increased $0.7 million, or 70%, to $1.7 million for the nine months ended September 30, 2003, compared with $1.0 million for the nine months ended September 30, 2002. The majority of the increase is attributable to higher levels of property, plant and equipment primarily associated with the acquisition of Greenlight.

Amortization of intangible assets was $3.2 million for the three months ended September 30, 2003 compared with $3.8 million for the same period in 2002. Amortization of intangible assets decreased $1.7 million, or 15%, to $9.7 million for the nine months ended September 30, 2003, compared with $11.4 million for the nine months ended September 30, 2002. The decrease is primarily the result of the depreciation of the intangibles acquired from General Motors on a declining balance basis. The corresponding impact on loss per share related to the non-cash amortization of intangible assets for the nine months ending September 30, 2003 was $0.18 per share.

Integration costs related to the Greenlight acquisition were $0.5 million for the three months ended September 30, 2003. Integration costs related to the Greenlight acquisition were $1.2 million for the nine months ended September 30, 2003, without corresponding amounts for the same periods in 2002. The integration costs reflect incurred but non-recurring expenses relating to integrating Greenlight. These costs consist of relocation of employees, involuntary terminations, inventory write-downs and direct travel costs incurred as resources are aligned and duplication of expenses eliminated.

Interest income, net of bank charges and interest paid, was $0.1 million for the three months ended September 30, 2003, compared with $0.3 million for the same period in 2002. Interest income, net of bank charges and interest paid, declined $0.3 million, or 38%, to $0.5 million for the nine months ended September 30, 2003, compared with $0.8 million for the nine months ended September 30, 2002. The decrease, is primarily attributable to a reduction in short-term investments over the past year, as well as lower interest rates.

Foreign currency gains were $0.1 million for the three months ended September 30, 2003 compared with foreign currency losses of $1.4 million for the same period in 2002. Foreign currency gains increased $3.9 million, or 780%, to

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$4.4 million for the nine months ended September 30, 2003, compared with foreign currency gains of $0.5 million for the nine months ended September 30, 2002. The foreign currency gains result primarily from the holding of Canadian dollar denominated short-term investments and the strengthening of the Canadian dollar against the U.S. dollar during the nine month period.

Net loss was $6.6 million for the three months ended September 30, 2003 compared with a net loss of $7.0 million for the same period in 2002. Net loss decreased $0.9 million, or 6%, to $14.3 million for the nine months ended September 30, 2003 compared with a net loss of $15.4 million for the nine months ended September 30, 2002. The year over year improvement for the first nine months is primarily attributable to increased gross profits of $3.8 million, increased net foreign currency gains of $3.9 million and a net decrease in combined depreciation and amortization of $1.0 million, which were partially offset by increased SG&A expenses of $4.4 million, integration costs of $1.2 million, and increased net R&D costs of $1.5 million. The increases in SG&A expenses and R&D were primarily caused by the impacts of the increase in the Canadian dollar and the integration of Greenlight.

Basic loss per share was $0.12 for the three months ended September 30, 2003 compared with $0.14 for the same period in 2002. Basic loss per share decreased by $0.05, or 16%, to $0.27 for the nine months ended September 30, 2003, compared with a basic loss per share of $0.32 for the nine months ended September 30, 2002.

Non-GAAP analysis of EBITDA for the period ending September 30, 2003. The reconciliation of the Statement of Operations and Deficit to EBITDA, before integration costs, is as follows:

	Nine Months		Nine Months
	ended		ended
	September 30,		September 30,
	2003		2002

		% of		% of
	$000	Revenues	$000	Revenues

Revenues	20,778	100%	10,022	100%
Cost of Revenues	13,849	67%	6,888	69%

Gross Margin	6,929	33%	3,134	31%
SG&A	8,837	43%	4,424	44%
Net R&D	4,517	22%	2,990	30%

EBITDA	(6,425)	(31)%	(4,280)	(43)%

Foreign currency gain (not included in EBITDA)	4,388	21%	518	5%

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EBITDA is presented because it is a widely accepted performance indicator of a company’s ability to generate sufficient cash to meet its liabilities as they come due, although it should be noted that, under Canadian GAAP, this indicator is not a measure of liquidity or of financial performance. EBITDA, as presented above, may not be comparable to similarly titled measures reported by other companies. While providing useful information, EBITDA should not be considered in isolation or as an alternative to net income or cash flows as determined under GAAP.

The Company’s EBITDA loss for 2003 includes the impact of approximately $2.3 million in increased expenses related to the appreciation of the Canadian dollar, as well as $1.0 million of non-recurring SG&A expenses related to our successful defense of a patent infringement lawsuit. Excluding the effect of these unanticipated expenses, EBITDA loss before integration costs would have been $3.1 million for the year-to-date. Our decision to hold a significant portion of short-term investments in Canadian dollars has contributed a foreign currency gain of $4.4 million, as noted above, which more than offsets the approximate $2.3 million impact the rising Canadian dollar has had on year-to- date expenses and EBITDA.

Common shares, options and purchase warrants outstanding. The number of common shares outstanding at September 30, 2003 was 53,088,804. Options granted under our stock option plan and share purchase warrants have not been included in the calculation of loss per share for the three months and nine months ended September 30, 2003 as the effect would be anti-dilutive.

As at September 30, 2003, there were 3,369,438 stock options issued and outstanding, of which 1,813,157 were exercisable. As at September 30, 2003 there were 2,470,512 share purchase warrants outstanding, of which 1,420,503 have been released from escrow.

Investing activity. Capital expenditures were $0.1 million for the three months ended September 30, 2003 compared with $0.1 million for the same period in 2002. Capital expenditures increased $0.3 million, or 33%, to $1.2 million for the nine months ended September 30, 2003, compared with $0.9 million for the nine months ended September 30, 2002. Property, plant and equipment of $2.1 million were acquired through the acquisition of Greenlight. During this nine month period, expenditures for R&D test equipment represent the primary outlays for capital expenditures.

Liquidity and Capital Resources. At September 30, 2003, cash and short-term investments were $51.0 million, compared with $60.1 million in cash and short-term investments at December 31, 2002. The majority of this cash has been used for the acquisition of Greenlight, as well as funding operations. Cash used in operations for the three months ended September 30, 2003 was $4.1 million com-

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pared with $1.3 million used for the same period in 2002. For the nine months ended September 30, 2003, cash used in operations was $8.6 million compared with $3.6 million for the nine months ended September 30, 2002. In accordance with Canadian and U.S. GAAP, unrealized foreign exchange gains of $4.6 million for the nine months ended September 30, 2003 have been deducted in the determination of cash provided by (used in) operating activities.

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Consolidated Balance Sheets

As at September 30, 2003 and December 31, 2002
(thousands of U.S. dollars)

	September 30,	December 31,
	2003	2002
	$	$

	(unaudited)
Assets
Current assets
Cash	2,309	994
Short-term investments	48,701	59,057
Accounts receivable	6,655	5,664
Grants receivable	1,468	396
Inventories	4,617	4,780
Prepaid expenses	1,033	316

	64,783	71,207
Deposits	109	103
Property, plant and equipment	5,528	3,855
Future tax assets	3,792	—
Intangible assets	19,317	15,512
Goodwill	5,262	—

	98,791	90,677

Liabilities
Current liabilities
Accounts payable and accrued liabilities	6,266	4,105
Unearned revenue	103	571
Income taxes payable	118	144

	6,487	4,820
Long term debt	608	425
Future tax liabilities	3,792	—

	10,887	5,245

Shareholders’ Equity
Share capital and other equity	131,658	114,748
Deficit	(39,708)	(25,270)
Foreign currency translation adjustment	(4,046)	(4,046)

	87,904	85,432

	98,791	90,677

Contingencies (note 12)

The accompanying notes form an integral part of these financial statements

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Interim Consolidated Statements of Operations and Deficit

For the three and nine-month periods ended September 30, 2003 and 2002
(unaudited)
(thousands of U.S. dollars, except share and per share amounts)

	Three months ended		Nine months ended
	September 30,		September 30,

	2003	2002	2003	2002
	$	$	$	$

Revenues	5,528	4,411	20,778	10,022
Cost of revenues	3,612	2,924	13,849	6,888

	1,916	1,487	6,929	3,134

Operating expenses
Selling, general and administrative	3,230	1,788	8,837	4,424
Research and development	2,075	1,428	6,641	3,358
Research and development grants	(859)	(114)	(2,124)	(368)
Depreciation of property, plant and equipment	546	348	1,690	971
Amortization of intangible assets	3,234	3,833	9,700	11,380
Integration costs	459	—	1,249	—

	8,685	7,283	25,993	19,765

Loss from operations	(6,769)	(5,796)	(19,064)	(16,631)

Other income (expenses)
Provincial capital tax	(48)	(35)	(140)	(104)
Interest, net	131	286	498	849
Foreign currency gains (losses)	134	(1,398)	4,388	518

	217	(1,147)	4,746	1,263

Loss before income taxes	(6,552)	(6,943)	(14,318)	(15,368)
Current income tax expense	42	37	120	112

Net loss for the period	(6,594)	(6,980)	(14,438)	(15,480)
Deficit — Beginning of period	(33,114)	(13,159)	(25,270)	(4,659)

Deficit — End of period	(39,708)	(20,139)	(39,708)	(20,139)

Net loss per share
Basic and diluted	(0.12)	(0.14)	(0.27)	(0.32)
Shares used in calculating basic and diluted net loss per share	53,083,206	48,538,897	52,957,526	48,338,097

The accompanying notes form an integral part of these financial statements.

HYDROGENICS CORPORATION

HYDROGENICS CORPORATION
Interim Consolidated Statements of Cash Flows

For the three and nine-month periods ended September 30, 2003 and 2002
(unaudited)
(thousands of U.S. dollars)

	Three months ended		Nine months ended
	September 30,		September 30,

	2003	2002	2003	2002
	$	$	$	$

Cash provided by (used in)
Operating activities
Net loss for the period	(6,594)	(6,980)	(14,438)	(15,480)
Items not affecting cash
Depreciation of property, plant and equipment	546	348	1,690	971
Amortization of intangible assets	3,234	3,833	9,700	11,380
Unrealized foreign exchange losses (gains)	(194)	1,421	(4,618)	(576)
Imputed interest on long term debt	55	14	78	34
Non-cash consulting fees	15	35	45	84
Net change in non-cash working capital	(1,122)	1	(1,079)	17

	(4,060)	(1,328)	(8,622)	(3,570)

Investing activities
Decrease in short-term investments	4,582	2,704	14,657	5,034
Purchase of property, plant and equipment	(56)	(128)	(1,243)	(944)
Purchase of intellectual property	—	—	—	(50)
Acquisition of subsidiary — net of cash acquired	—	(78)	(3,344)	(633)

	4,526	2,498	10,070	3,407

Financing activities
Repayment of long-term debt	(160)	(50)	(186)	(50)
Common shares issued	13	11	104	182

	(147)	(39)	(82)	132

Increase (decrease) in cash during the period	319	1,131	1,366	(31)
Effect of exchange rate changes on cash	(13)	(17)	(51)	4
Cash — Beginning of period	2,003	498	994	1,639

Cash — End of period	2,309	1,612	2,309	1,612

The accompanying notes form an integral part of these financial statements.

HYDROGENICS CORPORATION

HYDROGENICS CORPORATION
Notes to Interim Consolidated Financial Statements

September 30, 2003
(Unaudited)
(thousands of U.S. dollars, except for share and per share amounts)

1.	Description of business

Hydrogenics Corporation (the “Company”) designs, develops, manufactures and sells proton-exchange membrane (PEM) fuel cell automated test stations and fuel cell power products and provides engineering and other services.

The Company is based in Canada, and its principal customers include automotive companies, fuel cell developers and component suppliers primarily located in the United States, Europe and Asia.

2.	Unaudited interim financial statements

The unaudited balance sheet at September 30, 2003 and the unaudited interim consolidated statements of operations and deficit and cash flows for the three months and nine months ended September 30, 2003 and 2002, have been prepared on the same basis as the audited consolidated financial statements of the Company for the year ended December 31, 2002, and also include the adoption of new accounting standards described in Note 3. These interim financial statements include all adjustments which, in the opinion of management, are necessary for the fair presentation of the results of operations for the interim periods presented. All adjustments reflected in the unaudited interim consolidated financial statements are of a normal recurring nature. Results for the three months and nine months ended September 30, 2003 are not necessarily indicative of the results to be expected for the full year. These unaudited interim consolidated financial statements should be read in conjunction with the Company’s annual audited consolidated financial statements for the year ended December 31, 2002, and the summary of significant accounting policies included therein.

3.	New accounting standards

(a)	Guarantees

The Company has adopted the newly issued CICA Accounting Guideline No. 14 (“AcG 14”) relating to disclosure of guarantees. AcG 14 requires disclosure of key information about certain types of guarantee contracts that may require payments contingent on specified types of future events. The guideline is effective for periods beginning on or after January 1, 2003. The disclosures required by AcG 14 have been provided in note 5.

Under U.S. generally accepted accounting principles (“U.S. GAAP”) effective January 1, 2003, the Company adopted FASB Financial Interpretation No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57 and 107” (“FIN 45”). FIN 45 requires that, upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of

HYDROGENICS CORPORATION

the obligations it has undertaken in issuing the guarantee. FIN 45 also requires additional disclosures by a guarantor in its interim and annual financial statements about the obligations associated with guarantees issued. Adoption of this new standard did not have an impact on the Company’s financial position, results of operations or cash flows.

(b)	Asset retirement obligations

Effective January 1, 2003, for U.S. GAAP the Company adopted the newly issued FASB SFAS No. 143, “Accounting for Asset Retirement Obligations”. This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. Adoption of this new standard did not have an impact on the Company’s financial position, results of operations or cash flows.

(c)	Extinguishment of debt

Effective January 1, 2003, for U.S. GAAP the Company adopted the newly issued FASB SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections”. This standard updates, defines and simplifies several existing accounting pronouncements. For fiscal years beginning after May 15, 2002, gains and losses from extinguishment of debt are no longer required to be treated as an extraordinary item, net of income taxes. Adoption of this new standard did not have an impact on the Company’s financial position, results of operations or cash flows.

(d)	Exit and disposal activities

For U.S. GAAP the Company has adopted FASB SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. Under this standard, exit costs and restructuring liabilities generally are recognized only when incurred. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002.

HYDROGENICS CORPORATION

4.	Inventories

	September 30,	December 31,
	2003	2002
	$	$

Raw materials	2,168	2,163
Work-in-progress	1,813	2,156
Finished goods	636	461

	4,617	4,780

5.	Guarantees

The Company has entered into indemnification agreements with its current and former directors and officers to indemnify them, to the extent permitted by law, against any and all charges, costs, expenses, amounts paid in settlement and damages incurred by the directors and officers as a result of any lawsuit or any other judicial, administrative or investigative proceeding in which the directors and officers are sued as a result of their service. These indemnification claims will be subject to any statutory or other legal limitation period. The nature of the indemnification agreements prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to counter parties. The Company has purchased directors’ and officers’ liability insurance. No amount has been recorded in the financial statements with respect to these indemnification agreements.

Information regarding the changes in the Company’s aggregate product warranty liabilities is as follows for the nine months ended September 30, 2003:

Balance, December 31, 2002	$373
Warranty provision assumed on
acquisition of Greenlight Power Technologies Inc.	85

458
Accruals for warranties issued during the period	757
Accruals for pre-existing warranties	—
Settlements made during the period	(523)

Balance, September 30, 2003	692

6.	Employee stock based compensation

For the three and nine month periods ended September 30, 2003, stock options granted under the terms of the Company’s employee stock option plan were 5,000 and 886,793 respectively.

HYDROGENICS CORPORATION

Had the Company determined compensation cost based on the fair value methodology as presented in CICA 3870 “Stock Based Compensation and Other Stock Based Payments,” the expense for the three and nine month periods ended September 30, 2003 would have been $439 ($0.01 per share) and $744 ($0.01 per share) respectively. Pro-forma loss for the three and nine months ended September 30, 2003 would have been ($7,033) (($0.13) per share) and ($15,182) (($0.29) per share) respectively.

For the purpose of these disclosures stock options are valued using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of between 3.50% and 4.86%, expected life of 4 years, expected volatility of between 48 % and 77%, and no dividends.

7.	Segmented financial information

Commencing with the business acquisition described in note 11, the Company’s management organizes and analyses the Company based on two reportable segments: Test and Power products.

Test includes the manufacturing and sale of test equipment, upgrades to test equipment and in-house testing of customer supplied components.

Power products include the design, development, manufacture and sale of fuel cell stacks, power modules, auxiliary power modules and related engineering services. Engineering services are derived from a customer contract where the Company provides technician and support services at the customer’s facility.

Other activities include providing corporate services such as treasury functions, corporate accounting, insurance and administration.

HYDROGENICS CORPORATION

Prior year comparative information for these reportable segments is not available and is impracticable for the Company to provide. Financial information by reportable segment for the three and nine months ended September 30, 2003 is as follows:

	Three months ended				Nine months ended
	September 30, 2003				September 30, 2003

		Power				Power
	Test	products	Other	Total	Test	products	Other	Total

Revenue from external customers	3,453	2,075	—	5,528	15,863	4,915	—	20,778
Amortization of intangible assets	1,342	1,892	—	3,234	4,024	5,676	—	9,700
Depreciation of property plant and equipment	235	311	—	546	744	946	—	1,690
Interest income - net of interest expense	—	—	131	131	—	—	498	498
Income tax expense	—	—	42	42	—	—	120	120
Segment loss (i)	(1,337)	(2,821)	(2,436)	(6,594)	(2,725)	(9,187)	(2,526)	(14,438)
Purchase of intangible assets during the period	—	—	—	—	13,505	—	—	13,505
Purchase of goodwill during the period	—	—	—	—	5,262	—	—	5,262

(i)	Segment loss includes directly attributable selling, general and administration costs, product research and development costs net of associated grants, depreciation of property, plant and equipment and amortization of intangible assets.

Intangible assets and goodwill relating to the Company’s Test segment are $15,118. Intangible assets and goodwill relating to the Company’s Power products segment are $9,461. The Company currently does not allocate its remaining assets of $74,212 among its reportable segments. Substantially all the Company’s long-lived assets are located in Canada. The Company’s goodwill relates to Canadian operations.

HYDROGENICS CORPORATION

Revenues and cost of revenues are derived from products and services as follows:

	Three months		Nine months
	ended		ended
	September 30,		September 30,

	2003	2002	2003	2002

Revenues
Products	3,643	2,340	15,507	5,322
Services	1,885	2,071	5,271	4,700

	5,528	4,411	20,778	10,022

Cost of Revenues
Products	2,837	1,286	10,806	3,052
Services	775	1,638	3,043	3,836

	3,612	2,924	13,849	6,888

The distribution of revenue determined by location of customers is as follows:

	Three months		Nine months
	ended		ended
	September 30,		September 30,

	2003	2002	2003	2002

United States	2,945	3,769	12,260	8,130
Japan	335	—	3,128	—
Germany	—	99	1,778	477
Canada	827	57	1,190	214
Netherlands	878	—	878	—
France	119	352	119	352
Rest of World	424	134	1,425	849

	5,528	4,411	20,778	10,022

HYDROGENICS CORPORATION

8.	Shareholders’ equity

Changes in shareholders’ equity for the nine months ended September 30, 2003 are as follows:

	Common Shares			Expensed		Foreign	Total
				stock		Currency	Shareholders'
	Number	Amount	Warrants	options	Deficit	Adjustment	Equity

Balance at December 31, 2002	48,796,121	109,997	4,722	29	(25,270)	(4,046)	85,432
Issuance of common shares on business acquisition	4,164,093	16,761	—	—	—	—	16,761
Issuance of common shares on exercise of options	128,590	104	—	—	—	—	104
Non employee stock options expensed	—	—	—	45	—	—	45
Net loss	—	—	—	—	(14,438)	—	(14,438)

Balance at September 30, 2003	53,088,804	126,862	4,722	74	(39,708)	(4,046)	87,904

9.	Net loss per share

Net loss per share is calculated using the weighted average number of common shares outstanding during the period. For the three and nine month periods ended September 30, 2003 the weighted average number of common shares outstanding was 53,083,206 and 52,957,526 respectively. No effect has been given to the exercise of options and conversion of warrants in calculating the diluted loss per share for the three and nine months ended September 30, 2003 and 2002 as the effect would be anti-dilutive.

10.	Integration costs

Integration costs relate to reorganization and alignment activities associated with acquired businesses.

HYDROGENICS CORPORATION

Integration costs incurred and charged to operations during the three months and nine months ended September 30, 2003 include the following:

	Three months		Nine months
	ended		ended
	September 30,		September 30,

	2003	2002	2003	2002

Relocation and retention charges	70	—	451	—
Termination benefits	—	—	119	—
Consulting and information systems	98	—	200	—
Travel and accommodation	41	—	152	—
Contract cancellation fees	57	—	57	—
Inventory write-down	189	—	189	—
Other	4	—	81	—

	459	—	1,249	—

Substantially all integration costs relate to the Test segment.

11.	Acquisition of business

On January 7, 2003, the Company acquired all the issued and outstanding common shares of Greenlight Power Technologies Inc. (“Greenlight”). Greenlight, based in Burnaby, British Columbia, designs and manufactures test systems for fuel cells, reformers and electrochemical engines. The purchase price was $29,472 CAD (US $19,044) exclusive of expenses of $1,062 relating to the acquisition. Consideration consisted of cash of $2,282 and the issuance of 4,164,093 common shares of the Company with an aggregate value of $16,761 at the acquisition date. The allocation of the purchase price to the assets acquired and liabilities assumed was as follows:

Current assets	$2,970
Property, plant and equipment	2,120
Future tax assets	5,393
Intangible assets	13,505
Goodwill	5,262
Accounts payable and accrued liabilities	(3,549)
Long term debt	(202)
Future tax liabilities	(5,393)

$20,106

HYDROGENICS CORPORATION

This acquisition was accounted for by the purchase method and the Company has consolidated the operations of Greenlight from the date of acquisition.

Intangible assets acquired pursuant to the acquisition of Greenlight are being amortized on a straight line basis over their estimated useful lives as follows:

	Amount at
	acquisition
	date	Estimated
	$	useful life

Order backlog	541	1 year
Customer relationships	5,045	3 years
Computer software	1,886	2 years
Patentable technology	6,033	3 years

	13,505

12.	Contingent gain

In 2003 the Company successfully defended itself in a patent infringement lawsuit. The Company was awarded a partial recovery of the $1.5 million incurred in legal fees, from the plaintiff. As settlement, the plaintiff has issued a promissory note in the amount of $500. The note is payable in full by March 1, 2008. Interest accrues at a compounded rate of 2% per annum on the unpaid balance. Upon settlement in cash in a future period, the Company will record a corresponding reduction in SG&A expenses.

13.	Differences between Canadian and United States accounting principles and practices

The interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP), which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

HYDROGENICS CORPORATION

The reconciliation of net loss based on Canadian GAAP to conform to U.S. GAAP is as follows:

	Three months		Nine months
	ended		ended
	September 30,		September 30,

	2003	2002	2003	2002

Net loss for the period based on Canadian GAAP	(6,594)	(6,980)	(14,438)	(15,480)
Stock based compensation (i)	(36)	(129)	(141)	(283)

Net loss and comprehensive loss for the period based on U.S. GAAP (ii)	(6,630)	(7,109)	(14,579)	(15,763)
Net loss per share based on U.S. GAAP Basic and fully diluted	(0.12)	(0.15)	(0.28)	(0.33)

(i)	Stock-based compensation

Under Canadian GAAP, no compensation expense has been recognized with respect to employee stock options. For U.S. GAAP reporting, the Company uses the intrinsic value method of APB Opinion No. 25 and options issued under the plan are deemed to be compensatory to the extent that the fair value of the stock exceeds the exercise price at the date of grant. The compensation cost is recognized over the vesting period. For U.S. GAAP, the compensation cost not yet recognized is presented as a deferred stock-based compensation charge, with a corresponding amount included in stock options outstanding, both of which form part of shareholders’ equity. At September 30, 2003 equity balances for deferred stock-based compensation and stock options outstanding are $53 and $3,556, respectively.

Had the company determined compensation cost based on the fair value method as prescribed in Statement of Financial Accounting Standards No. 123, “Accounting for Stock-based Compensation,” the expense for the three month period September 30, 2003 would have been $629 (2002 — $571) or $0.01 per share (2002 — $0.01). Pro-forma loss for the three months ended September 30, 2003 would have been $7,223 (2002 — $7,541) or $0.14 (2002 — ($0.16)) per share. The expense for the nine month period ended September 30, 2003 would have been $1,409 (2002 — $1,644) or $0.03 per

HYDROGENICS CORPORATION

share (2002 — $0.03). Pro-forma loss for the nine months ended September 30, 2003 would have been $15,847 (2001 — $16,041) or $0.30 (2002 — $0.33) per share. For the purposes of these disclosures stock options are valued using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rate of between 3.50% and 5.39%, expected life of four to ten years and expected volatility of between 48% and 113% and no dividends.

(ii)	Comprehensive loss

U.S. GAAP requires disclosure of comprehensive loss which comprises net loss and other comprehensive income. There were no items impacting the comprehensive loss during the period. Under Canadian GAAP, there is no standard for reporting comprehensive loss.